UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Emo Capital, Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29156L104
(CUSIP Number)

J. Adam Guo
10409 Pacific Palisades Ave
Las Vegas, NV 89144
(661) 519-5708
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29156L104

1.	Names of Reporting Persons. Xiaojun Ren Ky Hoang
2.	Check the Appropriate Box if a member of a Group (a) (b) ☒
3.	SEC USE ONLY
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States United States PR

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole Voting Power Xiaojun Ren, 30,000,000 Common Ky Hoang, 30,000,000 Common
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Xiaojun Ren, 30,000,000 Common Ky Hoang, 30,000,000 Common
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8% Common 8% Common
14.	Type of Reporting Person IN

CUSIP No. 29156L104

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 of Emo Capital, Corp., a Nevada corporation. The principal office of the Issuer is located at 10409 Pacific Palisades Ave, Las Vegas, NV 89144.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Xiaojun Ren and Ky Hoang located at 10409 Pacific Palisades Ave, Las Vegas, NV 89144. Mr. Ren and Mr. Hoang are affiliate of the issuer.

Mr. Ren and Mr. Hoang have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 3, 2023, issuer resolved to issue common stocks shares to pay the loan debts owed to Mr. Ren ($3,000) and Mr. Hoang ($3,000).

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Ren and Mr. Hoang are holding the shares of the Issuer for controlling purposes and subjected to Rule 144.

Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)
Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(i)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting persons will continue to review their investment in the Issuer and reserves the right to change their intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Ren beneficially owns 30,00,000 shares of the Issuer’s common stock, representing 8% of the class. Mr. Hoang beneficially owns 30,000,000 shares of the Issuer’s common stock, representing 8% of the class.

(b)
Mr. Ren has the sole power to vote and dispose of 30,000,000 shares of the Issuer’s common stock held by him. Mr. Hoang has the sole power to vote and dispose of 30,000,000 shares of the Issuer’s common stock held by him.

(c)	No other transactions were effected in the Issuer’s common stock during the last sixty days.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Bruce Bent.
(e)	Mr. Ren and Mr. Hoang are now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2023

/s/J. Adam Guo
J. Adam Guo